SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated
NOVEMBER 28, 2007
AngloGold Ashanti Limited
_
(Name of Registrant)
76 Jeppe Street
Newtown, 2001
(P O Box 62117)
Marshalltown, 2107
South Africa
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F: Form 40-F:
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1):
Yes:
No:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7):
Yes:
No:
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes:
No:
Enclosures:
DEALINGS IN SECURITIES BY DIRECTORS AND COMPANY SECRETARIAL OF ANGLOGOLD
ASHANTI LIMITED

ANGLOGOLD ASHANTI LIMITED
(Registration number 1944/017354/06)
(Incorporated in the Republic of South Africa)
(“AngloGold”)
ISIN: ZAE000043485    JSE Share code: ANG
DEALINGS IN SECURITIES BY DIRECTORS AND COMPANY SECRETARIAL
OF ANGLOGOLD ASHANTI LIMITED
IN TERMS OF THE ANGLOGOLD SHARE INCENTIVE SCHEME
In terms of JSE Listings Requirement 3.63 we give notice that the company secretary has exercised share options, after having received clearance to do so in terms of Listings Requirement
3.66. The options were granted in terms of the AngloGold Share Incentive Scheme.
This has resulted in the following ordinary shares of the company having been allotted and traded on the JSE.
Details
L EATWELL
Company Secretary
Date options exercised 27 November 2007
Date options granted
2 May 2003
Quantity of options exercised / shares allotted 1,500
Option exercise price R221.90
Sale price per share R315.00
Total sale value R472,000.00
Pre-tax profit per share R93.10
Total pre-tax profit R139,650.00
Quantity of shares sold on the JSE 1,500
Quantity of shares acquired in own name NIL
Type of interest Beneficial
% of total shares in issue 0.000541416%

28 November 2007

JSE Sponsor: UBS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: NOVEMBER 28, 2007 by:    /s/ L EATWELL_
Name: L Eatwell
Title:    Company Secretary